April 27, 2010

Via EDGAR

Securities and Exchange Commission

100 First Street N.E.

Washington, D.C. 20549 Mail Stop 6010

Attention: Mr. John Reynolds

Re:	DaVita Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009

Ladies and Gentlemen:

Thank you for your letter dated March 30, 2010, addressed to Kent J. Thiry of DaVita Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009. This response is being provided by the undersigned on behalf of the Company.

To facilitate the Staff’s review, we have reproduced in bold face text the Staff’s comment and our response follows.

Exhibits

We note that exhibits 10.14 and 10.29 to the Form 10-K do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

Response:

With respect to Exhibit 10.14, “Amendment to Equity Award Agreement, entered into on December 11, 2009, between DaVita Inc. and Richard K. Whitney” (the “Second Whitney Amendment”), the Company did not attach Exhibits 1 through 5 to the Second Whitney Amendment because the form of stock appreciation rights agreement had been previously filed as an exhibit to Form 8-K on October 18, 2006. Instruction 1 to paragraph (b)(10) of Item 601 of Regulation S-K states that registrants need only file copies of the various compensatory plans and need not file each individual director’s or executive officer’s personal agreement under the plans unless there are particular provisions in such personal agreement whose disclosure in an exhibit is necessary to an investor’s understanding of that individual’s compensation under the plan. The Company advises the Staff that the five award agreements for

Mr. John Reynolds

Securities and Exchange Commission

April 27, 2010

Page Two

Mr. Whitney referenced as Exhibits 1 through 5 of the Second Whitney Amendment are consistent with the previously filed forms and the Company does not believe that the five stock appreciation rights agreements are necessary to an investor’s understanding of Mr. Whitney’s compensation under the Company’s 2002 Equity Compensation Plan. However, after further review with respect to the Amendment to Stock Appreciation Rights Agreements dated November 2008 which is referenced as Exhibit 6 to the Second Whitney Amendment, we discovered that we had inadvertently failed to file the amendment at the time it was entered into in November 2008, and therefore we should have filed it as an exhibit to the Second Whitney Amendment filed as Exhibit 10.14 to the Form 10-K. Accordingly, we will file it as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2010.

With respect to Exhibit 10.29, “Severance Plan,” the Company will file the Severance Plan as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2010, and we will include all exhibits to the Severance Plan as required by Item 601(b)(10) of Regulation S-K.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement has access to all information we provide to the Staff in its review of our filings or in response to comments on our filings.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (310) 536-2461.

Very truly yours,

/s/ Kim M. Rivera

Kim M. Rivera

Vice President, General Counsel and Secretary

cc:	Pam Howell
Janice McGuirk